UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:    KOHLBERG CAPITAL CORPORATION(1)

Address of Principal Business Office (No. & Street, City, State, Zip Code):    295 Madison Avenue, 6th Floor, New York, New York 10017

Telephone Number (including area code):    (212) 455-8300

Name and address of agent for service of process:

Dayl W. Pearson

President and Chief Executive Officer

Kohlberg Capital, LLC

295 Madison Avenue, 6th Floor

New York, New York 10017

Copies to:

Craig E. Marcus, Esq.

Ropes & Gray LLP

One International Place

Boston, MA 02110

(1)	In connection with the offering contemplated in connection with the registration statement referenced below, the undersigned, which is currently named Kohlberg Capital, LLC, a Delaware limited liability company, will convert, in accordance with Delaware law, to a Delaware corporation to be named Kohlberg Capital Corporation.

Check one of the following:

☒ The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: December 4, 2006

☐ The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:    Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:    Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in the State of New York; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the 5th day of December, 2006.

[SEAL]

KOHLBERG CAPITAL, LLC(1)

By:  /s/ Dayl W. Pearson

        Name: Dayl W. Pearson

        Title: President and Chief Executive Officer

Attest:  /s/ Michael I. Wirth

Name:  Michael I. Wirth

Title:  Secretary

(1)	In connection with the offering contemplated in connection with the registration statement referenced above, the undersigned, which is currently named Kohlberg Capital, LLC, a Delaware limited liability company, will convert, in accordance with Delaware law, to a Delaware corporation to be named Kohlberg Capital Corporation.